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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number: 000-21621


                           NOTIFICATION OF LATE FILING

     (Check One):

     [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q  [ ] Form N-SAR

     For Period Ended: September 30, 2000

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: ____________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                                     PART I
                             REGISTRANT INFORMATION

                                   Kevco, Inc.
                            (Full name of registrant)

                                       N/A
                           (Former name if applicable)

                               University Centre I
                            1300 S. University Drive
                                    Suite 200
           (Address of principal executive office (street and number))

                          Fort Worth, Texas 76107-5734
                           (City, state and zip code)

                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The completion of the registrant's financial statements for the quarter ended September 30, 2000 and related Management's Discussion and Analysis of Financial Condition and Results of Operations has been delayed by on-going negotiations with the registrant's senior secured lenders. This delay has resulted in an impediment to the timely completion of the registrant's quarterly report on Form 10-Q for the quarter ended September 30, 2000.



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                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         Joseph P. Tomczak                         (817)         885-0000
         (Name)                                 (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                         [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DISCUSSION OF RESULTS OF OPERATIONS

     The sales of Kevco, Inc. (the "Company") in both the third quarter and the first nine months of 2000 were adversely impacted by the continued downturn in the manufactured housing industry that has resulted from, among other things, an industry-wide build-up in retail inventories that occurred during 1999. This situation has been aggravated in 2000 by a contraction in the price and availability of retail credit for manufactured housing buyers. Combined with a higher incidence of repossessions, the industry has faced higher relative interest rates and very restrictive lending standards. As a result, consumer demand for new units has declined more than industry forecasts, leaving the overall retail inventory position relatively unchanged. The excess retail inventory situation combined with the tighter lending availability and diminished retail sales contributed to an estimated 26% and 24% decline in industry-wide production of manufactured homes during the third quarter and first nine months of 2000, respectively. Management expects this trend of lower manufacturing activity to persist throughout 2001, thereby continuing to adversely impact sales trends of the Company.

     The Company continues to integrate Shelter Components Corporation (acquired December 1997) into Kevco by, among other things, consolidating certain corporate functions, consolidating overlapping distribution warehouses and integrating multiple computer systems into one. A key initiative this year has been a major upgrade in the information system used to operate and link our distribution centers. This implementation was completed during the third quarter of 2000. The remaining integration efforts are expected to be substantially complete over the next 12 to 15 months. Management believes that by the end of this time period, the consolidation and integration activities and related costs will become an appreciably smaller component of the Company's total expenses.



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     The following table sets forth certain Consolidated Statements of
Operations data of the Company for the periods indicated.

                                   KEVCO, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In Thousands, Except Per Share Data)
                                   (Unaudited)

                                                                   THREE MONTHS ENDED              NINE MONTHS ENDED
                                                               --------------------------      --------------------------
                                                                      SEPTEMBER 30,                   SEPTEMBER 30,
                                                               --------------------------      --------------------------
                                                                  2000            1999            2000            1999
                                                               ----------      ----------      ----------      ----------

Net sales                                                      $  137,030      $  208,682      $  470,682      $  663,244
Cost of sales                                                     121,038         190,421         411,771         588,661
                                                               ----------      ----------      ----------      ----------

     Gross profit                                                  15,992          18,261          58,911          74,583
Commission income                                                   1,151           1,353           3,572           4,853
                                                               ----------      ----------      ----------      ----------

     Gross margin                                                  17,143          19,614          62,483          79,436

Selling, general and administrative expenses                       20,724          27,866          61,846          79,709
Impairment and other special charges                                   --           6,807              --           6,807
                                                               ----------      ----------      ----------      ----------

     Operating income (loss)                                       (3,581)        (15,059)            637          (7,080)
Other  income (expense)                                                (3)          1,547             102           2,421
Debt transaction costs                                                 --           6,272              --           6,272
Interest expense                                                    5,757           6,187          16,879          17,796
                                                               ----------      ----------      ----------      ----------

     Loss before income taxes                                      (9,341)        (25,971)        (16,140)        (28,727)
Income tax benefit                                                     --              --              --            (786)
                                                               ----------      ----------      ----------      ----------

     Net loss                                                  $   (9,341)     $  (25,971)     $  (16,140)     $  (27,941)
                                                               ==========      ==========      ==========      ==========

Loss per share - basic and diluted                             $    (0.98)     $    (2.94)     $    (1.69)     $    (3.71)
                                                               ==========      ==========      ==========      ==========
Weighted average shares outstanding - basic and diluted             9,563           8,828           9,563           7,523
                                                               ==========      ==========      ==========      ==========

CHARGES - THIRD QUARTER ENDED SEPTEMBER 30, 1999

         During the third quarter of 1999, the Company incurred charges and certain adjustments of $21.5 million, including $15.2 million of non-cash items, primarily related to the then new management team's cost control initiatives and ongoing review of the Company's business. The charges of $21.5 million consisted principally of inventory reserve adjustments ($4.0 million), write-downs related to the sale of non-core assets ($4.5 million, primarily goodwill), adjustments to worker's compensation and health insurance reserves as costs had increased over prior periods due to unfavorable claims experience ($2.5 million), severance costs ($1.5 million), and charges related to a third quarter securities issuance ($6.3 million, of which $5.3 million was a non-cash charge related to the beneficial conversion feature of the Subordinated Notes issued in the third quarter of 1999). These charges are reflected in the accompanying Consolidated Statement of Operations as follows: $5.6 million in cost of sales; $2.8 million in selling, general, and administrative expenses; $6.8 million in impairment and other special charges; and $6.3 million in debt transaction costs.



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COMPARISON OF STATEMENT OF OPERATIONS FOR THREE MONTHS ENDED SEPTEMBER 30, 2000
AND 1999

     Net sales decreased by $71.7 million, or 34.4%, to $137.0 million for the three months ended September 30, 2000 from $208.7 million for the comparable 1999 period. The net sales decrease was primarily caused by the general slowdown in the manufactured housing industry brought on by, among other things, an excessive amount of retail inventory and various conditions affecting credit availability and pricing for the home buyer, resulting in diminished retail demand. For the first two months of the third quarter, industry statistics indicate a 26% decline in production over the same period in 1999, which, consequently, reduced the demand for the Company's products. Management estimates that the full third quarter decline in production will approximate at least 25%. This decline is distinctly regionalized with the highest decreases occurring in the Southeast, significantly affecting the Company's Wood Products segment, with the North Central states experiencing the smallest declines in production. Additionally, $15.0 million of the Company's net sales decrease was the result of two major product lines changing to a commission-based arrangement. The Company's Plastic Solutions operation accounted for $2.0 million of net sales in the three-month period ended September 30, 1999, with no sales in the comparable 2000 period due to the sale of this operation in December 1999.

     Gross margins decreased by $2.5 million, or 12.8%, during the third quarter of 2000, to $17.1 million, from $19.6 million for the comparable 1999 period. This decrease was due primarily to the reduced sales levels in 2000 versus the same period in 1999. Gross margin as a percent of sales was 12.5%, an improvement over 1999's third quarter level of 9.4%. The significant improvement in gross margin as a percent of sales is primarily due to non-recurring third quarter 1999 charges for inventory reserve adjustments and increases in worker's compensation and health insurance costs that were expensed in that period. After eliminating the effect of the non-recurring third quarter charges taken in 1999 of $5.6 million, the current quarter gross margin of 12.5% indicates an improvement of 0.4 percentage points over the same quarter in 1999. This improvement in gross margin as a percent of sales has been the result of current year cost reduction initiatives and focused attention by the Company's Product Management Department to isolate and correct low margin business.

     Commission income decreased by $0.2 million, or 14.3%, to $1.2 million for the three months ended September 30, 2000, from $1.4 million for the same period in 1999. This decline is primarily the result of the same conditions that caused the sales volume decrease, partially offset by the increase in commission income resulting from two major product lines changing to a commission-based arrangement in the current year.

     Selling, general and administrative expenses decreased by $7.2 million, or 25.8%, to $20.7 million for the three months ended September 30, 2000, from $27.9 million for the comparable 1999 period. The decrease is primarily due to third quarter 1999 charges for increased worker's compensation and health insurance costs, expenses incurred for upgrading information systems for the distribution business and additional professional service fees, which did not occur in the current quarter in the same magnitude. Additionally, certain other consulting and information technology costs incurred in the third quarter of 1999 were non-recurring in the current year. Selling, general and administrative expenses, as a percentage of net sales, increased to 15.1% for the three months ended September 30, 2000, from 13.4% for the comparable 1999 period. This percentage of net sales increase is primarily attributable to fixed costs in a declining sales market.

     During the third quarter of 1999, impairment and other special charges of $6.8 million were incurred as part of cost improvement initiatives implemented by the Company's then new management team. Such initiatives included the planned disposition of the Plastic Solutions operation, an injection plastics manufacturing division, severance costs of certain executives and write-offs of other individually insignificant non-core assets. No such similar impairment or special charges were taken during the current period.



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     Other income decreased by $1.5 million from $1.5 million in 1999. Other income in the three-month period ended September 30, 1999 is comprised primarily of a gain from the sale of the Company's corporate jet.

     Debt transaction costs of $6.3 million were incurred in the quarter ended September 30, 1999. The Company incurred a charge of $5.3 million for the beneficial conversion feature related to the issuance of $23.5 million of Subordinated Notes in the third quarter of 1999. The conversion feature in the Subordinated Notes is considered to be a beneficial conversion feature to the holder given that the quoted market price was $5.50 per share. As a result, the Company allocated $5.3 million of the proceeds of the Subordinated Notes to additional paid-in-capital as a discount to the Subordinated Notes. The Company was required to amortize the Subordinated Notes' discount over the period for which the Subordinated Notes first became convertible. As the Subordinated Notes were immediately convertible upon issuance, the Company recognized the entire discount as a non-cash charge to debt transaction costs in the quarter ended September 30, 1999. The remaining $1.0 million of debt transaction costs were associated with amendments to the Company's credit facilities.

     Interest expense is $0.4 million less for the quarter ended September 30, 2000, than the same period in 1999. The Company is paying slightly higher interest rates due to current market conditions. These increased interest rates are partially offset by paying interest on a lower principal amount as a result of working capital reductions that have decreased the need for bank line of credit facility borrowings.

     For the three months ended September 30, 2000, the Company reported a net loss of $9.3 million compared to a net loss of $26.0 million in the comparable 1999 period. The loss incurred in the current period is primarily attributed to the decline in sales volume. The loss incurred during the third quarter of 1999 is principally due to the impairment, special charges, debt transaction costs, inventory reserve adjustments and increased workers' compensation and health insurance costs expensed during that period. Additionally, the quarter ended September 30, 1999 marked the beginning of the general slowdown in the manufactured housing industry that has continued throughout the current year.

COMPARISON OF STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999

     Net sales decreased by $192.5 million, or 29.0%, to $470.7 million for the nine months ended September 30, 2000 from $663.2 million for the comparable 1999 period. The net sales decrease was primarily caused by the general slowdown in the manufactured housing industry brought on by, among other things, an excessive amount of retail inventory and various conditions affecting credit availability and pricing for the home buyer, resulting in diminished retail demand. Management believes that manufactured housing production fell below 1999 levels by approximately 24%, which, consequently, reduced the demand for the Company's products. This decline is distinctly regionalized with the highest decreases occurring in the Southeast, significantly affecting the Company's Wood Products segment, with the North Central states experiencing the smallest declines in production. Additionally, $36.5 million of the net sales decrease was the result of two major product lines changing to a commission-based arrangement. The Company's Plastic Solutions operation accounted for $6.3 million of net sales in the nine-month period ended September 30, 1999, with no sales in the comparable 2000 period due to the sale of this operation in December 1999.

     Gross margins decreased by $16.9 million, or 21.3%, during the first nine months of 2000, to $62.5 million, from $79.4 million for the comparable 1999 period. This decrease was due primarily to the reduced sales levels in 2000 versus the same period in 1999. Gross margin as a percent of sales was 13.3%, a 1.3% improvement over 1999's level of 12.0%. The significant improvement in gross margin as a percent of sales is primarily due to non-recurring third quarter 1999 charges for inventory reserve adjustments and increases in worker's compensation and health insurance costs that were expensed in the third quarter of 1999. After



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eliminating the effect of the non-recurring third quarter charges taken in 1999 of $5.6 million, the 2000 year-to-date gross margin of 13.3% indicates an improvement of 0.5 percentage points over the same period in 1999. This improvement in gross margin as a percent of sales has been the result of current year cost reduction initiatives and focused attention by the Company's Product Management Department to isolate and correct low margin business.

     Commission income decreased by $1.3 million, or 26.5%, to $3.6 million for the nine months ended September 30, 2000, from $4.9 million for the same period in 1999. This decline is primarily the result of the same conditions that caused the sales volume decrease, partially offset by the increase in commission income resulting from two major product lines changing to a commission-based arrangement in the current year.

     Selling, general and administrative expenses decreased by $17.9 million, or 22.5%, to $61.8 million for the nine months ended September 30, 2000, from $79.7 million for the comparable 1999 period. The decrease is primarily due to third quarter 1999 charges for increased worker's compensation and health insurance costs, expenses incurred for upgrading information systems for the distribution business and additional professional service fees, which did not occur in the current period to the same extent. Additionally, certain other consulting and information technology costs incurred in the first three quarters of 1999 were non-recurring in the current year. Selling, general and administrative expenses have also decreased over the comparable 1999 period, due to reduced activity associated with the lower sales volume, which has resulted in a 22% headcount reduction from September 30, 1999 to September 30, 2000, and management efforts to reduce costs and increase operating efficiency. Selling, general and administrative expenses, as a percentage of net sales, increased to 13.1% for the nine months ended September 30, 2000, from 12.0% for the comparable 1999 period. This percentage of net sales increase is primarily attributable to fixed costs in a declining sales market.

     During the third quarter of 1999, impairment and other special charges of $6.8 million were incurred as part of cost improvement initiatives implemented by the Company's then new management team. Such initiatives included the planned disposition of the Plastic Solutions operation, an injection plastics manufacturing division, severance costs of certain executives and write-offs of other individually insignificant non-core assets. No such similar impairment or special charges have been taken during the current year-to-date period.

     Other income decreased by $2.3 million, to $0.1 million in 2000, from $2.4 million in 1999. Other income in the nine-month period ended September 30, 1999 is comprised primarily of gains recognized from the sale of the Company's corporate jet, a distribution facility and the Shelter Components corporate facility.

     Debt transaction costs of $6.3 million were incurred in the quarter ended September 30, 1999. The Company incurred a charge of $5.3 million for the beneficial conversion feature related to the issuance of $23.5 million of Subordinated Notes in the third quarter of 1999. The conversion feature in the Subordinated Notes is considered to be a beneficial conversion feature to the holder given that the quoted market price was $5.50 per share. As a result, the Company allocated $5.3 million of the proceeds of the Subordinated Notes to additional paid-in-capital as a discount to the Subordinated Notes. The Company was required to amortize the Subordinated Notes' discount over the period for which the Subordinated Notes first became convertible. As the Subordinated Notes were immediately convertible upon issuance, the Company recognized the entire discount as a non-cash charge to debt transaction costs in the quarter ended September 30, 1999. The remaining $1.0 million of debt transaction costs was associated with amendments to the Company's credit facilities.

     Interest expense for the current year-to-date period is $0.9 million less than the comparable nine-month period ended September 30, 1999. The Company is paying slightly higher interest rates due to current market conditions. These increased interest rates are partially offset by paying interest on a lower principal amount as a result of working capital reductions that have decreased the need for bank line of credit facility borrowings.



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     For the nine months ended September 30, 2000, the Company reported a net loss of $16.1 million compared to a net loss of $28.7 million in the comparable 1999 period. The loss incurred in the current year-to-date period is primarily attributed to the decline in sales volume. The loss incurred during the nine-month period ended September 30, 1999, is principally due to the impairment, special charges, debt transaction costs, inventory reserve adjustments and increased workers' compensation and health insurance costs expensed during the third quarter of 1999. Additionally, the third quarter of 1999 marked the beginning of the general slowdown in the manufactured housing industry that has continued throughout the current year.

     As the general slowdown in the manufactured housing industry continues and in light of the Company's near term outlook for future earnings, the Company did not recognize any income tax benefit in the first three quarters of this year. Beginning in the last half of 1999 and continuing into 2000, the Company has provided a valuation allowance for net deferred tax assets because it cannot be assured that realization of any income tax benefit is more likely than not, given the losses in 1999 and 2000.

     The Company has had no borrowings under its $45 million revolving credit agreement since September 1999. In addition, management continues to focus on containing costs during this difficult period in the industry. The Company believes that it will realize annualized savings of more than $2 million from systems synergies generated by its move to a single information system connecting its nation-wide network of distribution centers. The Company also anticipates approximately $1.8 million in savings from the consolidation of its distribution operations into 24 centers, down from 34 at the beginning of the year. The Company continues to work closely with its bank group to negotiate covenants that management believes will allow it to be in compliance through the foreseeable future. The Company intends to file a Form 10-Q for the quarter ended September 30, 2000, as soon as bank negotiations have been completed, but no later than Monday, November 20, 2000.



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                                   Kevco, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 15, 2000                    KEVCO, INC.

                                            By: /s/ JOSEPH P. TOMCZAK
                                               ---------------------------------
                                                Joseph P. Tomczak,
                                                Executive Vice President and
                                                Chief Financial Officer


          Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

          Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)



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